United States securities and exchange commission logo





                             September 15, 2021

       Cole Smith
       Chief Executive Officer
       GZ6G Technologies Corp.
       8925 West Post Road, Suite 102
       Las Vegas, Nevada 89148

                                                        Re: GZ6G Technologies
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-256224

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

       Amendment No. 3 to Form S-1 filed September 9, 2021

       Cover Page

   1. Please revise your cover page disclosure to clarify that the 16,666,667 shares you are offering are to be sold
pursuant to an Equity Purchase Agreement with World Amber
                                                        Corp.
       Risk Factors
       We are partly dependent on our partner network company..., page 15

   2. Please disclose the material terms of your Master Services Agreement with Lumen, including the term and
any termination provisions.
 Cole Smith
GZ6G Technologies Corp.
September 15, 2021
Page 2
Description of Business
Company Overview, page 26

3. We note your revisions in response to prior comment 6. Your disclosure remains inconsistent; for example, you note that you hope to finalize two venue negotiations by
      "the end of December 2021" (page 6) or "by the end of September" (page
30). In addition,
      you note you are "finalizing two enterprise level contract agreements in 2021" (page 26)
      but only discuss "onboarding one Enterprise client" (page 26). Please revise your disclosure to accurately reflect your business.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameCole Smith
                                                          Division of
Corporation Finance
Comapany NameGZ6G Technologies Corp.
                                                          Office of Technology
September 15, 2021 Page 2
cc:       Sharon Mitchell
FirstName LastName